

SI 19007592

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 AND ENDING 12/31/2018
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIDS Trading L.P.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Liberty Plaza, 165 Broadway, 23rd Floor
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louis Almerini   908-231-1000
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton
(Name – if individual, state last, first, middle name)

757 Third Avenue, 9th Floor   New York   NY   SEC   10017
(Address)   (City)   (State) Mail Processing (Zip Code)
                                                            Section

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 0 1 2019

Washington DC
413

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Timothy J. Mahoney _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIDS Trading L.P. _____ , as of December 31 _____ , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZOE NORINSKY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NO6172830
Qualified in New York County
My Commission Expires August 20, 2019

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

BIDS TRADING L.P.

December 31, 2018



GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
   twitter.com/grantthorntonus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partners
BIDS Trading, L.P.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of BIDS Trading, L.P. (a Delaware Limited Partnership) (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2012.

New York, New York
February 27, 2019

BIDS TRADING L.P.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$19,722,647
Accounts receivable	5,862,747
Deposit with clearing broker	256,129
Deferred tax asset	87,308
Other assets	438,256
Total assets	$26,367,087

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Due to affiliates	1,334,875
Due to parent	1,288,477
Accounts payable	520,892
Other liabilities and accrued expenses	264,410
Total liabilities	3,408,654

Commitments and Contingencies (Note 7)

PARTNERS' CAPITAL

General partner	1
Limited partner	22,958,432
Total partners' capital	22,958,433
Total liabilities and partners' capital	$26,367,087

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

BIDS Trading L.P. (the "Company") was formed as a Delaware Limited Partnership on June 14, 2006. The Company is an agency broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is owned by BIDS Holdings, L.P. (the "Parent") and BIDS Holdings, G.P., LLC. The Parent is owned by 11 broker/dealers or their affiliates (the "Broker/Dealer Owners"), NYSE Euronext Inc. and Bloomberg L.P. The Broker/Dealer Owners execute trades on which the Company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS"), which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between the buy-side and sell-side entities seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

BIDS Trading Technologies, Ltd. ("BIDS Canada"), a Canadian corporation registered in the Province of British Columbia, is a wholly owned subsidiary of the Parent and is an affiliate of the Company. BIDS Global Services LLC is registered in the state of Delaware, is a wholly owned subsidiary of the Parent, and is an affiliate of the Company. BIDS Trading Limited is incorporated in England and Wales and is a wholly owned subsidiary of BIDS Global Services LLC.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a partnership, the Company is not subject to U.S. Federal, state and local income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City unincorporated business tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, "Income Taxes". Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

For the year ended December 31, 2018, the Company had no uncertain tax positions and, therefore, no reserves for such positions have been included in the Company's financial statements. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States - 2015, New York State - 2015, New York City - 2015. Management has assessed the changes in tax laws relating to the Federal Tax Cuts & Jobs Act (the "Act") and found that most of the changes are not applicable or not significant to the Company. The Act did not have a material impact on the Company's income taxes.

New Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU is effective for the firm in January 2018 retrospectively to all periods presented. The ASU is effective for the Company in January 2018 retrospectively to all periods presented. The adoption of this accounting pronouncement in 2018 did not have a material impact to the Company's financial statements.

In August 2016, the FASB issued Accounting Standard Update No. 2016-15, *Statement of Cash Flows (Topic 230)*, a consensus of the FASB's Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. In November 2016, the FASB issued Accounting Standard Update No. 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*. It is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement and requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. Both pronouncements go into effect for periods beginning after December 15, 2017, for public entities and one year later for all other entities. Implementation of this guidance in January 2018 did not have a material impact on the Company's financial statements.

3. VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments, including the accounts receivable, accrued expenses and compensation and accounts payable, approximates the carrying value due to their short term nature.

4. ACCOUNTS RECEIVABLE

The accounts receivable balance at December 31, 2018 was $5,862,747. This consists mainly of brokerage transaction fees receivable. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trend. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. Provisions for doubtful accounts are charged to operations at the time management determines that the accounts may become uncollectible. The Company has determined that no reserve was necessary at December 31, 2018 as it believes that all of its accounts receivable will be collected.

5. DEPOSIT WITH CLEARING BROKER

The Company has $256,129 on deposit with its clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company or a counterparty's failure to fulfill certain contractual obligations. No such losses occurred in 2018.

6. EMPLOYEE BENEFIT PLAN

The Company's employees participate in a 401(k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees in the Company. The cost of administering the Plan is borne by the employees, the Company has no obligation relating to the Plan.

7. COMMITMENTS AND CONTINGENCIES

The Parent is a party to a lease agreement for office space. Costs for this commitment are allocated to the Company based on a calculation defined in the intercompany agreements.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the statement of financial condition. However, the Company does not anticipate non-performance by these counterparties.

The Company had a cash balance of $19,722,647 at December 31. 2018 which is maintained in 1 banking institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

From time to time, the Company may become party to various legal actions and regulatory inquiries arising in the ordinary course of its business. As of December 31, 2018, there are no such matters open.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as additional capital contribution by the Parent to the Company. On April 1, 2011, the Agreement was revised to include a monthly service fee, as well as a monthly license fee, in addition to the ability to continue acting as paymaster for certain expenses. On January 1, 2017 the Agreement was revised to remove the monthly service fee and define a basis for allocation of the Parent's expenses among its subsidiaries, including the Company and the Company's affiliates BIDS Trading Technologies, Ltd., BIDS Global Services LLC, and BIDS Trading Limited.

On January 1, 2011, the Company entered into an additional services and expense agreement, (the "Reverse Agreement"), which allows the Parent to reimburse the Company for certain expenses paid by the Company on behalf of the Parent. The Reverse Agreement also allows the right of offset of any expenses against any amount owed by the Parent to the Company. On January 1, 2017 the Company revised the Reverse Agreement to define a basis for allocation of the Company's expenses among its Parent and its affiliates. The basis of the allocation is determined in accordance with the Agreements using a weighted average formula that takes employee salaries and allocation of time spent on behalf of each company as the inputs in that formula.

As of December 31, 2018, the balance due to the Parent was $1,288,477.

BIDS TRADING L.P.
Notes to Statement of Financial Condition
December 31, 2018

The Company has entered into an intercompany agreement with BIDS Canada who provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus a 7.68% mark-up for tax purposes as determined by a transfer pricing analysis that was conducted during the year. At December 31, 2018, the balance due to BIDS Canada was $198,501 which is included in due to affiliates.

The Company has entered into an agreement with BIDS Global Services ("BGS") which provides services (a "Hub") to facilitate the use of the Company's ATS by customers of the Company's affiliates. The balance the Company owes BGS at December 31, 2018 is $1,136,375 which is included in due to affiliates.

The Company had the following balances with its Broker/Dealer Owners, NYSE Euronext, Inc., Bloomberg, L.P., and their affiliates as of December 31, 2018:

Cash	$ 19,722,647
Accounts receivable	3,737,765
Other assets	307,244
Accounts payable	336,433

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $16,339,870, which was $16,097,276 in excess of the amount required of $242,594. The ratio of aggregate indebtedness to net capital was 22.27%.

The Company maintains a proprietary account with the clearing broker with a deposit for errors, accommodations and sundry expense purposes. The Company does not trade for its own account. This account is considered an allowable asset in the computation of net capital pursuant to an agreement between the Company and the clearing broker.

10. INCOME TAXES

As of December 31, 2018, the Company has a deferred tax asset of approximately $87,300 related to accrued compensation.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.